Exhibit 99.2

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	126,531	159,028	22,199
Accounts receivables, net	287,860	337,437	47,104
Prepayments and other receivables, net	248,494	249,513	34,831
Inventories, net	3,704	1,182	166
Total current assets	666,589	747,160	104,300
Property and equipment	147,303	140,308	19,586
Right-of-use assets	43,156	40,943	5,715
Intangible assets	9,986	9,087	1,268
Deferred tax assets	28,147	16,649	2,324
Long-term investment	-	98,512	13,752
Other non-current assets	13,182	13,182	1,840
Total non-current assets	241,774	318,681	44,485
Total assets	908,363	1,065,841	148,785
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Contract liabilities	19,991	6,676	932
Trade and bills payables	70,690	69,085	9,644
Other payables and accruals	141,888	232,577	32,466
Short-term borrowings	45,893	90,834	12,680
Lease liabilities	9,401	7,931	1,107
Tax payable	2,182	3,945	551
Total current liabilities	290,045	411,048	57,380
Lease liabilities-non current	27,902	28,233	3,941
Long-term borrowings	1,474	46	6
Total non-current liabilities	29,376	28,279	3,947
Total liabilities	319,421	439,327	61,327

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

Commitments and Contingencies
Mezzanine equity:
Series C and Series C+ convertible redeemable preferred shares (US$0.0001 par value: 24,707,091 shares authorized Six Months Ended June 30, 2025 and December 31, 2024; 24,707,091 shares issued and outstanding Six Months Ended June 30, 2025 and December 31, 2024, respectively)[1]	1,006,048	1,006,048	140,439
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value; 400,000,000 Class A ordinary shares authorized Six Months Ended June 30, 2025 and December 31, 2024; 34,132,101 shares issued and outstanding Six Months Ended June 30, 2025 and December 31, 2024, respectively; 11,160,808 Class B ordinary shares authorized Six Months Ended June 30, 2025 and December 31, 2024; 11,160,808 shares issued and outstanding Six Months Ended June 30, 2025 and December 31, 2024, respectively)[1]	149	149	21
Treasury shares	(31)	(31)	(4)
Additional paid-in capital	175,847	175,847	24,547
Statutory surplus reserve	9,367	12,946	1,807
Accumulated losses	(621,794)	(587,657)	(82,034)
Total Youlife Group Inc. shareholders’ deficit	(436,462)	(398,746)	(55,663)
Non-controlling interests	19,356	19,212	2,682
Total shareholders’ deficit	(417,106)	(379,534)	(52,981)
Total liabilities, mezzanine equity and shareholders’ deficit	908,363	1,065,841	148,785

[1]	Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
Revenue	786,068	913,333	127,496
Cost of revenue	(676,187)	(784,828)	(109,558)
Gross profit	109,881	128,505	17,938
Operating expenses
Selling and distribution expenses	(32,810)	(24,680)	(3,445)
Administrative expenses	(47,709)	(56,422)	(7,876)
Research and development expenses	(5,658)	(1,589)	(222)
Total operating expenses	(86,177)	(82,691)	(11,543)
Loss from operations	23,704	45,814	6,395
Other income/(expense)
Fair value losses	(21,248)	-	-
Other incomes	6,700	5,657	790
Other expenses	(862)	(370)	(52)
Gain on dissolution of subsidiaries and branches	1,322	638	89
Financial cost, net	(2,148)	(2,122)	(296)
Total other (expense)/ income, net	(16,236)	3,803	531
PROFIT BEFORE TAX	7,468	49,617	6,926
Income tax expenses	(6,063)	(12,045)	(1,681)
Net profit for the year	1,405	37,572	5,245
Net profit/(loss) attribute to non-controlling interests	413	(144)	(20)
Net profit attribute to Youlife Group Inc.	992	37,716	5,265
Net earnings per share:
Basic and diluted
Basic net earnings per share	0.02	0.83	0.12
Diluted net earnings per share	0.01	0.54	0.08
Shares used in net earnings per share computation
Basic[1]	45,292,909	45,292,909	45,292,909
Diluted[1]	70,000,000	70,000,000	70,000,000
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	1,405	37,572	5,245
Comprehensive income/(loss) attribute to non-controlling interest	413	(144)	(20)
Comprehensive income attribute to Youlife Group Inc.	992	37,716	5,265

[1]	Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Attributable to owners of the parent
	Ordinary shares			Additional	Statutory			Non-
	Number of shares[1]	Amount	Treasury shares	paid-in capital	surplus reserve	Accumulated losses	Total	controlling interests	Total deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At 1 January 2025	45,292,909	149	(31)	175,847	9,367	(621,794)	(436,462)	19,356	(417,106)
Profit for the year	-	-	-	-	-	37,716	37,716	(144)	37,572
Total comprehensive profit for the year	-	-	-	-	-	37,716	37,716	(144)	37,572
Transfer from retained profits	-	-	-	-	3,579	(3,579)	-	-	-
At 30 June 2025	45,292,909	149	(31)	175,847	12,946	(587,657)	(398,746)	19,212	(379,534)
At 30 June 2025(USD)	45,292,909	21	(4)	24,547	1,807	(82,034)	(55,663)	2,682	(52,981)

	Attributable to owners of the parent
	Ordinary shares			Additional	Statutory			Non-
	Number of shares[1]	Amount	Treasury shares	paid-in capital	surplus reserve	Accumulated losses	Total	controlling interests	Total deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At 1 January 2024	45,292,909	149	(31)	177,547	9,217	(549,812)	(362,930)	26,649	(336,281)
Termination of contractual arrangement	-	-	-	(1,700)	(1,180)	(18,276)	(21,156)	(6,012)	(27,168)
At 1 January 2024		149	(31)	175,847	8,037	(568,088)	(384,086)	20,637	(363,449)
Profit for the year	-	-	-	-	-	992	992	413	1,405
Total comprehensive profit for the year	-	-	-	-	-	992	992	413	1,405
Dividends paid to non-controlling shareholders	-	-	-	-	-	-	-	(1,068)	(1,068)
Transfer from retained profits	-	-	-	-	-	-	-	-	-
At 30 June 2024	45,292,909	149	(31)	175,847	8,037	(567,096)	(383,094)	19,982	(363,112)

[1]	Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

YOULIFE GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit	1,405	37,572	5,245
Adjustments for:
Depreciation of items of property and equipment	3,212	5,095	711
Amortization of right-of-use assets	6,656	6,107	853
Amortization of other intangible assets	1,256	899	125
Gain on dissolution of subsidiaries and branches	(1,322)	(638)	(89)
Fair value loss from financial assets at fair value through profit or loss	21,248	-	-
Impairment of trade receivables	(4,320)	984	137
Impairment of prepayments and other receivables	(6,432)	-	-
Listing expense	-	12,512	1,747
Foreign exchange differences, net	(20)	-	-
Changes in operating assets and liabilities:
Increase in trade receivables	(2,373)	(50,560)	(7,058)
Decrease/(increase) in prepayments, other receivables and other assets	19,044	(381)	(53)
(Increase)/decrease in inventories	(1,701)	2,522	352
Decrease in deferred tax assets, net	4,678	11,497	1,605
Decrease in trade and bills payables	(4,784)	(1,605)	(224)
Decrease in contract liability	(2,135)	(13,315)	(1,859)
(Decrease)/increase in other payables and accruals	(23,920)	4,371	610
(Decrease)/increase in tax payable	(56)	1,763	246
Increase in right-of-use assets	-	(1,994)	(278)
Decrease in lease liabilities	(2,833)	(1,139)	(159)
Total Net cash flows	7,603	13,690	1,911

YOULIFE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amount in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”), except for share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES
Purchases of items of property and equipment	(1,110)	-	-
Purchases of items of intangible assets	(136)	-	-
Net cash paid for business acquisitions	(9,634)	-	-
Long-term investments	-	(98,512)	(13,751)
Total Net cash flows from/(used in) investing activities	(10,880)	(98,512)	(13,751)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES
Payment for listing expenses	(9,241)	(12,512)	(1,747)
Dividends paid to non-controlling interests	(1,068)	-	-
New bank and other borrowings	20,000	85,980	12,002
Repayment of bank and other borrowings	(20,000)	(42,467)	(5,928)
Repayment of advances from third parties	(38,387)	(54,880)	(7,661)
Proceed from PIPE investors	-	141,198	19,710
Total Net cash flows used in financing activities	(48,696)	117,319	16,376
Net (decrease)/increase in cash and cash equivalents	(51,973)	32,497	4,536
Effect of foreign exchange rate changes, net	17	-	-
Cash and cash equivalents at beginning of the year	185,425	126,531	17,663
Cash and cash equivalents at end of the year	133,469	159,028	22,199

Supplemental disclosures of cash flow information:
Income taxes paid	4,330	1,744	243

YOULIFE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

(a)	Description of Business

Youlife Group Inc. (the “Company”) was incorporated as a Cayman Islands exempted company on April 2, 2024. The Company, through its wholly owned subsidiaries, now comprising the Group, is principally engaged in the provision of vocational education services, human resources (“HR”) recruitment services, employee management services and market services in the People’s Republic of China (the “PRC”).

(b)	Merger and recapitalization

On July 9, 2025 (the “Closing Date”), the Company consummated the previously announced business combination with Distoken Acquisition Corporation (“Distoken”), pursuant to the business combination agreement, dated as of May 17, 2024, as amended on November 13, 2024 and January 17, 2025 (as it may be further amended, supplemented and/or restated from time to time, the “Business Combination Agreement”) by and among Distoken, the Company, Xiaosen Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), Youlife I Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“First Merger Sub”), Youlife II Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“Second Merger Sub”), and Youlife International Holdings Inc., a Cayman Islands exempted company (“Youlife”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement(the “Closing”), (a) First Merger Sub will merge with and into Youllife(the “First Merger”), with Youlife surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of Youlife being converted into the right to receive shares of the Company; and (b) Second Merger Sub will merge with and into Distoken (the “Second Merger”, and together with First Merger, the “Mergers”), with Distoken surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of Distoken being converted into the right to receive substantially equivalent securities of the Company (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Business Combination”).

Upon the consummation of the Merger Transaction,

(a)	(i) Each security of Youlife that was not subject to any lock-up restrictions, other than the ordinary shares of Youlife held by Youtch Investment Co., Ltd., a holding company wholly owned by Mr. Yunlei Wang, Chief Executive Officer and Chairman of the Board of Directors of Youlife and the Company (the “Youlife Founder Shares”), that was issued and outstanding immediately prior to the time the First Merger was effective (the “First Merger Effective Time”) was cancelled and converted into the right to receive such number of Class A ordinary shares of the Company (“Company Class A Ordinary Shares”) equal to the Exchange Ratio (as defined below) in the form of the Company ADSs,

(ii) Each security of Youlife that was subject to lock-up restrictions, other than the Youlife Founder Shares, that was issued and outstanding immediately prior to the time the First Merger Effective Time was cancelled and converted into the right to receive such number of the Company Class A Ordinary Shares equal to the Exchange Ratio, in each case in accordance with the Business Combination Agreement,

(iii) Each Youlife Founder Share that was issued and outstanding immediately prior to the First Merger Effective Time was cancelled and converted into the right to receive such number of Class B ordinary shares of the Company (“Company Class B Ordinary Shares”) equal to the Exchange Ratio and in accordance with the Business Combination Agreement, with each such Company Class B Ordinary Share entitling each holder thereof to 20 votes for each Company Class B Ordinary Share held by such holder,

221,777,718 ordinary shares were recapitalized into 45,292,909 ordinary shares including 34,132,101 Class A ordinary shares and 11,160,808 Class B ordinary shares. 120,978,810 preferred shares were recapitalized into 24,707,091 preferred shares. All applicable share and per share amounts in the consolidated and combined financial statements have been retrospectively adjusted to reflect the effects of the recapitalization (“Recapitalization”).

(b)	Each outstanding ordinary share of Distoken that was issued and outstanding immediately prior to the time the Second Merger was effective was cancelled and converted into the right to receive an equivalent number of the Company Class A Ordinary Shares in the form of the Company ADSs (excluding certain restricted securities held by the Sponsor which was exchanged for the Company Class A Ordinary Shares).

Each outstanding public warrant and Private Warrant (as defined below) of Distoken was convert into one Company public warrant and one Company private warrant, respectively (which has the right to acquire the Company ADSs), and (e) each issued and outstanding purchaser right of Distoken (excluding certain restricted securities held by the Sponsor which was exchanged for the Company Class A Ordinary Shares) was automatically converted into one-tenth of one Company Class A Ordinary Share in the form of the Company ADSs.

3,343,552 ordinary shares were issued to then holders of the Company Class A ordinary shares, including 51,052 Class A ordinary shares of Distoken held by public shareholders and 2,324,500 Class A ordinary shares of Dsitoken held by the Sponsor and 278,000 representative shares of Distoken and 690,000 issued and outstanding right Distoken which will automatically be converted into one-tenth of one Class A ordinary share in the form of the Company ADSs.

(c)	2,704,949 ordinary shares were issued to a number of investors (the “PIPE Investors”) for a total consideration of US$27,049 (the “PIPE Investments”).

“Exchange Ratio” means (i) the Merger Consideration as of the First Merger Effective Time divided by (ii) the total number of ordinary shares and preferred shares of Youlife. The Company Class A Ordinary Shares and the Company Class B Ordinary Shares are collectively referred to as “Company Ordinary Shares.”

Pursuant to the Mergers above stated, Distoken was considered as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company represented a continuation of its operations with the Mergers treated as the equivalent of the Company issuing shares for the net assets of Distoken, accompanied by a recapitalization. The net assets of the Company are stated at historical cost, with no goodwill or other intangible assets recorded.

On July 10, 2025, the ADSs of the Company commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “YOUL.” The Warrants of the Company are quoted on the Over-the-Counter market (“OTC market”).

2.1 SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Business combination

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the Company allocate the fair value of purchase consideration to the separately identifiable tangible and intangible assets acquired as well as liabilities assumed based on their estimated fair values. The consideration transferred in an acquisition includes the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. The excess of the total of cost of acquisition, over the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the businesses acquired, the difference is recognized directly in earnings. Transaction costs directly attributable to the acquisitions are expensed as incurred. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed, and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. Significant estimates include but are not limited to future expected cash flows from acquired assets, assumptions on useful lives, discount rates and terminal values. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Fair value measurement

The Group measures its financial assets at fair value through profit or loss at the end of each of the Relevant Years. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 –	based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. In testing a cash-generating unit for impairment, a portion of the carrying amount of a corporate asset is allocated to an individual cash-generating unit if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of cash-generating units.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing recoverable amount, the estimated future cash flows are undiscounted expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. An impairment loss is charged to the profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated balance sheet) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or the parent of the Group.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported revenues, costs and expenses during the reported year in the consolidated financial statements and accompanying notes. These accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, current expected credit losses, useful lives of intangible assets and property and equipment, provision of income tax, valuation allowance for deferred tax assets and incremental borrowing rate applied in lease liabilities. Actual results could differ from those estimates.

Foreign currency translation

The functional currency and booking currency are both RMB for substantial all entities of the Group, transactions, assets and liabilities dominated in foreign currency were few within 2025.

For the purpose of such translation in cost-efficiency way, the financial statements are translated into USD in the convenience rate (USD 1 = RMB 7.1636) prevailing at the balance date. No translation adjustments incurred to comprehensive income (loss).

Current expected credit losses

The Group adopted ASC Topic 326, “Financial Instruments — Credit Losses”, for credit loss assessment using the modified retrospective approach for all in-scope assets. The Group’s in-scope assets are primarily account receivables, prepayments and other receivables. To estimate expected credit losses, the Group has identified the relevant risk factors which include clients’ credits and accounts aging. Accounts with similar risk factors have been grouped into pools. For each pool, the Group considers the collection experience, current economic conditions and future economic conditions.

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and on hand, on-demand deposits.

Accounts receivable, net

Accounts receivable, net are recognized and carried at the cost amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above in “Current Expected Credit Losses”.

Leases

The Group follows ASC Topic 842, Leases. The Group leases office spaces, warehouse, and farmland which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease ROU assets are reviewed for impairment annually.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component.

(a)	Vocational education services

The Group provides vocational education services mainly including vocational education entrusted management services, self-operated vocational school services, curriculum co-development projects services, vocational training services and connotation construction services.

For vocational education entrusted management services, the Group agrees the price with the sponsors of managed schools upfront and recognizes the management fee received or receivable as its revenue on a straight-line basis over the agreed management period based on pre-agreed fixed amounts or unit rate per students for management services provided or the estimated operating results of the managed schools in the whole management period.

For self-operated vocational school services, the tuition and boarding fees from students are paid in advance at the beginning of each semester of an academic year and are initially recorded as contract liabilities. Tuition and boarding fees are recognized on a straight-line basis over the relevant period of the applicable program. The portion of tuition payments received from students but not earned is recorded as contract liabilities and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s schools is generally from September to June of the following year and has two semesters.

For curriculum co-development projects services, the Group agrees the price with the curriculum or subordinate schools upfront and recognizes the service fee received or receivable as its revenue on a straight-line basis over the relevant period of the applicable program based on pre-agreed fixed unit rate per student for services provided in the whole period.

For vocational training services, the Group recognizes the training fee received or receivable as its revenue on a straight-line basis over the training period as the customers simultaneously receives and consumes the benefits provided by the Group.

For connotation construction services, revenue is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance by the customer.

(b)	HR recruitment services

The Group provides HR recruitment services regarding blue-collar talent to customers, and revenue is recognized at the point in time when the services are rendered and accepted by the customers.

(c)	Employee management services

The Group provides employee management services mainly including labor outsourcing services and labor dispatch services and others.

For labor outsourcing services, the Group charged service fees in respect of the labor outsourcing services on a lump sum basis. The Group acts as principal and is primarily responsible for providing the labor outsourcing services to customers. The Group recognizes the fee received or receivable from customers as its revenue and all related labor outsourcing services costs as its cost of services. The Group recognizes the labor outsourcing services fee received or receivable as its revenue over time in the period in which the customer simultaneously receives and consumes the benefits provided by the Group.

For labor dispatch services, the Group acts as a dispatching agent and is mainly responsible for administrative work, which is considered as one performance obligation, and the Group does not control employee’s labor services; therefore, the Group’s labor dispatch revenue is recorded on a net basis over time in the period in which the customer simultaneously receives and consumes the benefits provided by the administration work performed by the Group, while the labor costs paid to the employees are recorded to net off revenue.

The Group’s other revenue includes income from the provision of HR agency services, which is recognized when the services are rendered and accepted by the customers.

(d)	Market services

The Group provides market services mainly including sale of retail goods to end customers via online retail platform and provision of value-added services to students of vocational schools, such as shopping, catering and dormitory management services.

For market services, revenue is recognized at the point in time when the services are rendered and accepted by the customers.

Income tax

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (‘‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements, and is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Common share equivalents are excluded from the computation of the diluted earnings per share in years when their effect would be anti-dilutive.

Segment reporting

The Group’s business activities, for which discrete financial information is available, are regularly reviewed and evaluated by the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive directors of the Company that make strategic decisions. As a result of this evaluation, the Group determined that it has operating segments as follows:

(a)	the vocational education segment engages in the provision of vocational education entrusted management services, self-operated vocational school services, curriculum co-development projects services and vocational training services;

(b)	the HR recruitment segment engages in the provision of HR recruitment services regarding blue-collar talent to customers;

(c)	the employee management segment engages in the provision of labor outsourcing services, labor dispatch services and others;
(d)	the market service segment engages in the provision of value-added services.

The chief operating decision-maker monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment revenue and segment results which is measured based on gross profit of the respective segment. No analysis of segment assets and liabilities is presented as management does not regularly review such information for the purposes of resource allocation and performance assessment. Therefore, only segment revenue and segment results are presented.

	Six months Ended June 30, 2024
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	32,875	12,243	683,138	57,812	786,068
Cost of revenue	(16,798)	(5,568)	(611,925)	(41,896)	(676,187)
Gross profit	16,077	6,675	71,213	15,916	109,881
Gross profit %	48.9	54.5	10.4	27.5	14.0

	Six months Ended June 30, 2025
	Continuing operation
	Vocational education	HR recruitment	Employee management	Market service	Total
	RMB	RMB	RMB	RMB	RMB
Segment revenue
Sales to external customers	17,235	9,123	847,790	39,185	913,333
Cost of revenue	(7,233)	(1,345)	(748,240)	(28,010)	(784,828)
Gross profit	10,002	7,778	99,550	11,175	128,505
Gross profit %	58.0	85.3	11.7	28.5	14.1

3. ACCOUNTS RECEIVABLE, NET

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	USD
Accounts receivable	310,449	361,010	50,394
Less: allowance for credit loss	(22,589)	(23,573)	(3,290)
Accounts receivable, net	287,860	337,437	47,104

Movement of allowance of doubtful accounts is as follows:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	USD
Beginning balance	20,762	22,589	3,094
Exchange difference of beginning balance	-	-	59
Charge to (reversal of) expense	1,827	984	137
Ending balance	22,589	23,573	3,290

4. LEASES

The Group’s operating leases mainly related to various buildings. The total lease cost for the six months ended June 30, 2024 and 2025 was RMB8,859 and RMB7,453, comprised of operating lease expenses of RMB8,016 and RMB6,995, and short-term lease expenses of RMB843 and RMB458 respectively.

5. LONG-TERM INVESTMENT

Long-term investment represents an equity interest in a fund that subscribed Class B participating shares which holds a portfolio of various financial assets. The contractual terms of the shares do not give the group a right to receive contractual cash flows consisting solely of payments of principal and interest on the principal amount outstanding. The investment is subject to a mandatory 10-year lock-up period. This extended restriction demonstrates a lack of intent to sell the investment in the short term. Based on the lock-period and significant unobservable inputs of investment to the fund, the Group make the assessment of the fair value level for the fund is level 3. The fund would regularly value these investments and provide the valuation result of NAV to investors. This valuation process is highly dependent on models and management judgment. The Group made such investment in May 2025.

6. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	USD

Payroll and welfare payables	128,521	85,480	11,933
Other liabilities	13,367	5,899	823
Proceed from PIPE investors	-	141,198	19,710
Total	141,888	232,577	32,466

The proceed from PIPE investors reflects 2,704,949 Class A ordinary shares that will be issued to the PIPE Investors pursuant to the PIPE Subscription Agreements, par value $0.0001 per share, at a price of $10.00 per share, for an aggregate purchase price of $27,049. As of June 30, the Company had received an aggregate subscription amount of RMB141,198(US$19,710) from PIPE investors.

7. SHORT-TERM BORROWINGS

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	USD
CURRENT
Bank borrowings – unsecured	45,893	90,834	12,680

Effective interest rate range of bank borrowings was 2.90% to 3.80% as of June 30, 2025.

8. REVENUES

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	USD
Vocational education services	32,875	17,235	2,406
Employee management services	683,138	847,790	118,346
HR recruitment services	12,243	9,123	1,274
Market Services	57,812	39,185	5,470
Total	786,068	913,333	127,496

9. TAXATION

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed. The Company’s subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. There are no withholding taxes upon payment of dividends by the subsidiaries incorporated in Hong Kong to its shareholders. The Group’s subsidiaries incorporated in Hong Kong are not liable for income tax as they did not have any assessable profits arising in Hong Kong during the Relevant Periods.

PRC corporate income tax has been provided at the rate of 25% on the taxable profits of the Group’s PRC Subsidiaries for the Relevant Periods. Certain of the Group’s PRC Subsidiaries are qualified as small and micro enterprises and were entitled to a preferential corporate income tax rate of 2.5% to 5% during 2023 and 2024, respectively. Certain of the Group’s PRC Subsidiaries are accredited as “High and New Technology Enterprise” and were therefore entitled to a preferential income tax rate of 15% for the years ended 31 December 2023 and 2024. Such qualifications are subject to review by the relevant tax authority in the PRC for every three years.

The Group recorded a tax expense of RMB6,063 and RMB12,045(US$1,681) for the six months ended June 30, 2024 and 2025, respectively. Changes in the income tax expense primarily due to recognition of deferred tax assets in 2023 which began to be realized in 2024 and 2025.

10. EARNINGS PER SHARE

The rights of the holder of Class A and Class B ordinary shares were identical for all periods presented, except with respect to voting and conversion rights, and therefore, the undistributed earnings were allocated on a proportionate basis and the resulting earnings per share attributable to ordinary shareholders were the same for both Class A and Class B ordinary shares on an individual or combined basis. Diluted earnings per share reflects the Series C and Series C+ convertible redeemable preferred shares converted into ordinary shares. The following table sets forth the computation of basic net loss per share for the following periods:

	Six Months End June 30,
	2024	2025
	RMB	RMB	USD

Basic and diluted earnings per share calculation
Numerator:
Net profit attribute to Youlife Group Inc.	992	37,716	5,265
Denominator:
Basic Weighted average number of shares outstanding[1]	45,292,909	45,292,909	45,292,909
Basic net earnings per share	0.02	0.83	0.12
Diluted Weighted average number of shares outstanding[1]	70,000,000	70,000,000	70,000,000
Diluted net earnings per share	0.01	0.54	0.08

[1]	Shares outstanding for all periods reflect the adjustment for Recapitalization.

11. SUBSEQUENT EVENTS

On July 9, 2025, the Company consummated the previously announced business combination with Distoken.

On July 10, 2025, the ADSs of the Company commenced trading on Nasdaq under the symbol “YOUL.” The Warrants of the Company are quoted on OTC market.

On August 20, 2025, the Group has entered into a non-binding term sheets with the controlling shareholders of four companies to acquire 100% equity interests. The four target companies bring complementary expertise and regional influence across internet recruitment services, software and AI developments, human resource services, and vocational training.

On August 29, 2025, the Group has entered into a joint venture agreement with Beijing Galbot Co., Ltd. (“Galbot”), a pioneer in embodied intelligent robotics. Under the agreement, the Group will contribute capital and hold a 51% equity stake in the newly established entity, Beijing Youlife Galaxy Technology Co., Ltd.. The joint venture will combine the Group’s expansive vocational education network with Galbot’s cutting-edge technology to establish a new model for intelligent, immersive, and globally connected vocational training in China.

12. COMMITMENT AND CONTINGENCIES

Contingencies

From time to time, we may become involved in claims, investigations and proceedings in the ordinary course of business. As of the date that the consolidated financial statements are issued, the Group reviews its regulatory inquiries and other legal proceedings on an ongoing basis, evaluates whether potential regulatory fines or losses from proceedings are probable and make estimates of the loss if probable. As of June 30, 2025, the Group believes that none of these matters, individually or in combination had a material effect on its business, assets or operations and there was no accrual for such matters.